Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No. of Subject Company: 001-14768

This filing relates to the proposed merger of Northeast Utilities with NSTAR pursuant to the terms of an Agreement and Plan of Merger, dated as of October 16, 2010 (the “Merger Agreement”), by and among Northeast Utilities, NSTAR, NU Holding Energy 1 LLC and NU Holding Energy 2 LLC. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Northeast Utilities on October 18, 2010, and is incorporated by reference into this filing.

A New England-Based Utility Supporting the
Regional Economy
Service Territory Combined Stats
*
$10.8 Total Rate Base ($bn)
623 Communities Served
72,000 Electric Distribution (Miles)
4,500 Electric Transmission (Miles)
6,300 Gas Distribution (Miles)
500,000 Gas Customers
1,200 Generation (MW)
3,000,000 Electric Customers
3 Regulated States
6 Regulated Utilities
$8.5 2009 Revenue ($bn)
9,300 Employees
* Data as of 12/31/09

Information Concerning Forward-Looking Statements
In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words
such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities' plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals;
the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-
looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-
looking statements to reflect events or circumstances after the date of this release.
Additional Information and Where To Find It
In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the joint
(www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading
"Financial/SEC Reports." You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”
Participants in the Merger Solicitation
Northeast Utilities, NSTAR and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from
Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Northeast Utilities' executive officers and directors in its definitive proxy statement filed with the SEC on April 1,
2010. You can find information about NSTAR’s executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2010. Additional information about Northeast Utilities' executive officers and directors and NSTAR’s executive officers and directors can be found in the above-referenced Registration Statement on
Form S-4 when it becomes available. You can obtain free copies of these documents from Northeast Utilities and NSTAR using the website information above.
proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important
information.
You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website